

October 25, 2022

Piers VanZiffle
Chief Financial Officer and Director
KBridge Energy Corp
1530 Elizabeth Avenue, Unit 2
Las Vegas, NV 89119

> **Re: KBridge Energy Corp**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed September 2, 2022**
> **File No. 333-102931**

Dear Piers VanZiffle:

We have reviewed your October 19, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-1

1. We have reviewed your revisions in response to comment 2 and reissue in part. Please amend your filing for your independent auditors to revise their auditors' report to include a statement that the audit was conducted in accordance with the standards of the PCAOB, rather than just their auditing standards. Refer to the guidance in paragraph .09 of AS3101. Please ensure the amendment includes the entire Item 17 and updated certifications.

You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services